CNPJ: 33.042.730/0001-04

NOTICE TO SHAREHOLDERS
PAYMENT OF INTEREST ON EQUITY AND OF DIVIDENDS

Considering that the Shareholders of Companhia Siderúrgica Nacional, gathering at the Regular and Special Meetings jointly held on April 29, 2003, approved the payment of (i) Two hundred and ninety three million, four hundred and eighty two thousand reais (R$293,482,000.00) by way of interest on equity; and (ii) Five hundred and six million, one hundred and thirty eight thousand, one hundred and twelve reais and eighty three cents (R$506,138,112.83) by way of dividends, we hereby notify to the Shareholders the following:

1 – Interest on Equity and Income Tax

Shareholders registered at the depository institution on April 29, 2003, are entitled to receive Interest on Equity at the proportion of R$4.091524 per lot of thousand shares which, discounting the Income Tax, calculated at the tax rate of 15%, under terms of Paragraph 2 of Article 9 of Law Number 9.249/95, shall provide the net amount of R$3.477795 per lot of thousand shares.

Exempt or immune entities covered by Articles 12 and 15 of Law Number 9.532/97 supported by court decision or ruling determining the non-withholding and the non collection of said tax, specifically on the payment of interest on equity, shall submit again to CSN up to 05/02/2003: (i) copy of such decision or ruling authenticated at the relevant Court Notarial Office; and (ii) letter addressed to CSN whereby they expressly assume the obligation to: (a) inform, within 24 hours from acknowledgment, the occasional reversal or cancellation of said ruling or order; and (b) reimburse CSN for the tax and other charges that may occasionally be required as a result from said payment, within three (3) business days from the notice given by CSN.

Those Private Pension Closed Entities opting for the Special Taxation Regime created by Provisional Measure Number 2.222, of September 4, 2001 to be exempted from withholding of Income Tax at Source, shall submit, if not yet submitted, up to 05/02/2003, in authenticated copies: (i) Declaration, as per form appearing in Annex II to Regulatory Instruction Number 126 of January 25, 2003; and (ii) Deed of Option covered by Paragraph Three of Article Four of same Regulatory Instruction, filed at the relevant SRF (Federal Revenue) unit.

2 – Dividends

Shareholders registered at the depository institution on April 29, 2003 are entitled to receive the relevant dividends in the proportion of R$7.056229 per lot of thousand shares.

3 – Instructions as to Credit of Interest and Dividends

Shareholders shall have the amounts of interest and dividends available as of June 11, 2003, with no currency indexation, in their banking domiciles, as provided to the depository institution, Itaú Corretora de Valores S.A.

The Shareholders users of trustee accounts shall have their interest and dividends credited according to procedures adopted by the Stock Exchanges.

Those Shareholders whose records do not contain the registry number of CPF/CNPJ or the designation of “Bank/Agency/Current Account”, shall have their interest and dividends credited within three (3) business days, counting from the proper update of the respective records in the agencies of Banco Itaú S.A., or through letter addressed to the Superintendência de Serviços a Acionistas da Itaú Corretora de Valores S.A., located at Rua Boa Vista, 185 – 6º andar – São Paulo – SP – CEP: 01092-900.

4 – Service Locations

At agencies of Banco Itaú S.A., specialized in services to Shareholders, during bank regular hours.

Rio de Janeiro, April 29, 2003.

Antonio Mary Ulrich
Executive Officer – Investors’ Relations